AMENDMENT NO. 6 TO THE
                   LONGVIEW FIBRE COMPANY SALARIED SAVINGS PLAN AND
                             TRUST WITH 401(k) PROVISIONS

     WHEREAS, Longview Fibre Company (the "Company"), approved and adopted the Longview Fibre Company Salaried Savings Plan (the "Plan") and Trust Agreement (the "Trust") with 401(k) Provisions, which were originally effective June 1, 1977 and most recently restated effective November 1, 1990, and subsequently amended;

     WHEREAS, Section 19.1 of the Plan and Trust provides that the Company reserves the right to amend the Plan and Trust;

     NOW THEREFORE RESOLVED, that Sections 1 and 8 are amended effective November 1, 1990 as follows:

1. Section 1 is amended to restate Subsection 1.33 in its entirety as follows:

    1.33 "Period of Employment". The period beginning on the date an Employee's employment first begins and ending on the date his or her employment ends. Employment ends on the date the Employee quits, retires, is discharged, dies or (if earlier) the first anniversary of his or her absence for any other reason. The period of absence starting with the date an Employee's employment temporarily ends and ending on the date he or she is subsequently reemployed is (1) included in his or her Period of Employment if the period of absence does not exceed one year, and (2) excluded if such period exceeds one year.

    An Employee's service with a predecessor or acquired company shall only be counted in the determination of his or her Period of Employment for eligibility and/or vesting purposes if (1) the Company directs that credit for such service be granted, or (2) a qualified plan of the predecessor or acquired company is subsequently maintained by any Employer or Related Company.

2. Section 8 is amended to restate Subsection 8.5(a) in its entirety as follows:

    8.5  Rehired Employees

    (a) Service. If a former Employee is rehired before incurring a Break in Service, or after incurring a Break in Service if he or she had a vested interest in his or her Accounts derived from Contributions made by an Employer, all Years of Vesting Service credited when his or her employment last terminated shall be counted in determining his or her vested interest. A rehired Employee will also be credited with all prior Years of Vesting Service if the length of his or her break does not exceed the length of his or her pre-break service. Otherwise, a rehired Employee will be treated as a new Employee.


Date:  December 7, 1995                LONGVIEW FIBRE COMPANY
                                       By:\s\ L. J. Holbrook
                                       Title: Sr. V.P.-Finance

The provisions of the above amendment which relate to the Trustee are hereby approved and executed.

Date:  December 20, 1995               WELLS FARGO BANK, NATIONAL ASSOCIATION
                                       By:\s\ Dolores Upton
                                       Title: Vice President

Date:  December 20, 1995               WELLS FARGO BANK, NATIONAL ASSOCIATION
                                       By:\s\ Gwyn E. Slack
                                       Title: Vice President
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